United States securities and exchange commission logo





                               July 16, 2021

       Rajiv Shukla
       Chairman and Chief Executive Officer
       ALPHA HEALTHCARE ACQUISITION CORP III
       1177 Avenue of the Americas
       5th Floor
       New York, NY 10036

                                                        Re: ALPHA HEALTHCARE
ACQUISITION CORP III
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed July 12, 2021
                                                            File No. 333-253876

       Dear Mr. Shukla:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 Filed July 12,
2021

       General

   1. We note your disclosure that your anchor investors have each indicated an interest in purchasing up to 9.9%
of the units in the offering, up to an aggregate of approximately
                                                        $100 million of units
in this offering. Revise your disclosure to identify the anchor investors. In light of
the significant number of units that will be purchased if each of the anchor investors
fulfills their commitment, also revise your disclosures elsewhere in the prospectus to reflect
the total number and percentage of shares that may be held by the anchor investors, your
sponsor and officers and directors, with a view to putting into context statements such
as "a smaller portion of affirmative votes from other public shareholders would be
required to approve [y]our initial business combination."
 Rajiv Shukla
ALPHA HEALTHCARE ACQUISITION CORP III
July 16, 2021
Page 2
2. Please file the agreements between the sponsor and the anchor investors as exhibits to the registration statement, given the provisions that relate to you that appear to be contained in the exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         Please contact Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameRajiv Shukla            Sincerely,
Comapany NameALPHA HEALTHCARE ACQUISITION CORP III
                                          Division of Corporation Finance
July 16, 2021 Page 2                      Office of Trade & Services
FirstName LastName